Exhibit 99.1

Full Truck Alliance Co. Ltd. Announces Gross Transaction Value for the First Quarter of 2022

GUIYANG, China, April 25, 2022 - Full Truck Alliance Co. Ltd. (“FTA” or the “Company”) (NYSE: YMM), a leading digital freight platform, today announced that the Company facilitated 25.2 million fulfilled orders with gross transaction value (“GTV”) of RMB53.6 billion in the three months ended March 31, 2022, representing 13.6% and 4.2% year-over-year growth, respectively.

Since March 2022, major outbreaks of the Omicron variant of COVID-19 have occurred in many parts of China. These outbreaks have resulted in lockdowns, highway closures and other restrictive measures across China, which have severely disrupted the operations of countless shippers and truckers.

The Company is unable to accurately predict the full impact of the Omicron outbreaks due to numerous uncertainties, including the geographic scope of the outbreaks, the duration of the outbreaks, additional restrictive measures that may be taken by governmental authorities, as well as the further impact on the business of shippers, truckers and other ecosystem participants. Unless the Omicron outbreaks are swiftly brought under control, the Company expects these outbreaks to have a material and adverse effect on the Company’s business and results of operations. For the second quarter of 2022, the Company is likely to experience year-on-year declines in both GTV and fulfilled orders.

About Full Truck Alliance Co. Ltd.

Full Truck Alliance Co. Ltd. (NYSE: YMM) is a leading digital freight platform, connecting shippers with truckers to facilitate shipments across distance ranges, cargo weights and types. The Company provides a range of freight matching services including freight listing service, freight brokerage service and online transaction service. The Company also provides a range of value-added services that cater to the various needs of shippers and truckers, such as financial institutions, highway authorities, and gas stations operators. With a mission to make logistics smarter, the Company is shaping the future of logistics with technology and aspires to revolutionize logistics, improve efficiency across the value chain and reduce its carbon footprint for our planet. For more information, please visit ir.fulltruckalliance.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: FTA’s goal and strategies; FTA’s expansion plans; FTA’s future business development, financial condition and results of operations; expected changes in FTA’s revenues, costs or expenses; industry landscape of, and trends in, China’s road transportation market; competition in FTA’s industry; FTA’s expectations regarding demand for, and market acceptance of, its services; FTA’s expectations regarding its relationships with shippers, truckers and other ecosystem participants; FTA’s ability to protect its systems and infrastructures from cyber-attacks; PRC laws, regulations, and policies relating to the road transportation market, as well as general regulatory environment in which FTA operates in China; the results of regulatory review and the duration and impact of any regulatory action taken against FTA; the impact of COVID-19 pandemic, extreme weather conditions and production constraints brought by electricity rationing measures; general economic and business condition; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Full Truck Alliance Co. Ltd.

Mao Mao

E-mail: IR@amh-group.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: FTA@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: FTA@thepiacentegroup.com

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